UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:      May 12, 2016

Sumitomo Mitsui Financial Group, Inc.

Enhancement of Group Management Structure

Tokyo, May 12, 2016 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata), which has continuously worked on enhancing group management structure, today announces the decision and to start preparations to transform into a Company with three Committees (the “New Framework”) from the current Company with a Board of Corporate Auditors (the “Current Framework”) in order to further enhance its corporate governance framework. The transition is subject to approval by its ordinary general meeting of shareholders scheduled in June 2017.

SMFG also announces new measures of “Enhancement of Group-Wide Operational Structure” and “Strengthening Competitiveness as a Diversified Financial Services Group” in order to further develop its capabilities to meet customer needs and to maximize its corporate value.

1. Enhancement of Corporate Governance Framework

SMFG has established a solid corporate governance framework by appointing independent outside directors and setting up four internal committees — nomination committee, compensation committee, audit committee and risk management committee. In order to further enhance this solid framework, SMFG decided to transform into the New Framework, which is globally recognized and is affinity to international banking regulation and supervision. SMFG will start necessary preparations for the transition. Background and purpose of the transition are as follows.

(1)	Adopting a “G-SIFIs Standard” Governance Framework

SMFG, which is one of the G-SIFIs (Global Systemically Important Financial Institutions) and intends to further expand its business globally, will adopt a governance framework that is more common to overseas authorities, investors and clients.

(2)	Strengthening Supervisory Function of the Board of Directors

SMFG will further strengthen the supervisory function of the Board of Directors by leveraging features of the New Framework, which separates functions of “business execution” and “supervision” more clearly compared to the Current Framework.

SMFG will reorganize the current voluntary committees to statutory committees which are each comprised of a majority of outside directors. The newly set up nomination committee that has an outside director as a chairperson will determine proposals for election and dismissal of top management, and internal audit will directly report to the audit committee. These changes will strengthen the supervision from outside directors.

In the meantime, SMFG changed the framework of the current nomination committee in March 2016 by appointing an outside director as a chairperson and changed the composition of members to five outside directors and one internal director.

(3)	Swifter Execution of Operation

Under the Current Framework, the Board of Directors of SMFG needs to execute a broad range of operations. After adopting the New Framework, the Board of Directors will be able to delegate the decision making of operations to executive officers. SMFG will fully leverage the features of the New Framework to expedite execution of operations.

2. Enhancement of Group-wide Operational Structure

Necessity to enhance risk management and conduct optimum managerial resource allocation on a group-wide perspective has increased, as SMFG expands its business field and the importance of group management grows. Against this backdrop, SMFG will implement CxO (*) system in order to exercise authority and gather information on a group-wide basis that will further strengthen our integrated group operation structure centering on a holding company.

SMFG will also set up group-wide business units, which will determine strategies for each customer segment across group companies to further enhance its capability to meet diversified customer needs.

SMFG plans to implement CxO system and group-wide business units in April 2017 in accordance with the launch of the next medium-term management plan.

(*) general term for group chief officers such as Chief Financial Officer and Chief Risk Officer

In April 2016, SMFG set up a committee which aims to improve cost efficiency on a group basis. SMFG will continue to implement such group-wide measures to maximize its corporate value.

3. Strengthening Competitiveness as a Diversified Financial Services Group

SMFG aims to develop as a diversified financial services group that offers the best-in-class products and services in business fields including commercial banking, securities, trust banking, leasing and consumer finance, based on its strong customer base. In order to further strengthen its competitiveness, SMFG has decided to merge its security subsidiaries and consolidate an asset management company.

(1)	Merger of Group Security Companies

SMFG, Sumitomo Mitsui Banking Corporation (SMBC), SMBC Nikko Securities Inc. (SMBC Nikko) and SMBC Friend Securities Co., Ltd. (SMBC Friend) have approved at their respective meeting of Board of Directors the basic polices for conducting a merger of SMBC Nikko and SMBC Friend, and entered into a memorandum of understanding.

The merger will result in (a) reinforcement of consulting type sales, (b) enhancement of productivity through the optimization of sales personnel staffing, and (c) achieving cost saving synergies resulting from the consolidation of overlapped management infrastructure, which will further strengthen the group’s securities business.

Prior to the merger, SMBC Nikko, which is currently a subsidiary of SMBC, is scheduled to become SMFG’s directly owned subsidiary in October 2016. In order to realize the synergies from an early stage, the implementation of personnel secondments between the two companies will be considered prior to the merger. SMFG will take all possible measures to prepare for the merger including system integration and plan to merge in January 2018.

To enhance SMFG’s governance of security business, a proposal will be made at the ordinary general meeting of shareholders in June 2016 to appoint Tetsuya Kubo, Chairman and Representative Director of SMBC Nikko as a new candidate of director of SMFG.

(2)	Consolidation of Asset Management Company

SMBC today reached an agreement with Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Mitsui Life Insurance Company Limited (collectively, “Shareholders”) that SMBC will acquire an additional 20% of the outstanding shares of Sumitomo Mitsui Asset Management Company, Limited (SMAM) from the Shareholders.

Subject to the relevant regulatory approvals, SMBC will purchase the additional shares in July 2016 and increase its shareholding ratio of SMAM to 60%. As a result, SMAM will become SMBC’s consolidated subsidiary.

Given the trend of “from savings to investment”, importance of the asset management business is growing. After the consolidation, SMFG will further strengthen SMAM, as the group’s core asset management company, by pursuing both organic and inorganic growth.

To build a customer-oriented asset management business in accordance with fiduciary duty, SMAM will become a directly owned subsidiary of SMFG in October 2016. This will allow SMFG to supervise conflict of interests among group companies which are engaged in asset management business such as sales, product development, and investment management.

End.